Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

VASCO Data Security International, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-62829) and Form S-8 (333-161158) of VASCO Data Security International, Inc. of our reports dated March 10, 2017, with respect to the consolidated balance sheets of VASCO Data Security International, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the related consolidated financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports are included in the December 31, 2016 annual report on Form 10-K of VASCO Data Security International, Inc.

Our report dated March 10, 2017, on the effectiveness of internal control over financial reporting as of December 31, 2016, expresses our opinion that VASCO Data Security International, Inc. did not maintain effective internal control over financial reporting as of December 31, 2016, because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that a material weakness related to ineffective design and implementation of process level control activities to account for complex multiple element software revenue arrangements at Silanis Technology, Inc., and the review of significant inputs and assumptions used to value acquired assets and assumed liabilities in the acquisition of Silanis Technology, Inc., and ineffective design and implementation of monitoring controls related to the integration of Silanis Technology, Inc. subsequent to its acquisition has been identified and included in management’s assessment.

/s/ KPMG LLP

Chicago, Illinois

March 10, 2017